Exhibit 4.2(c)

2002-2004 Stock Option Plan (Olivetti)

Exhibit 4.2(c)

Ivrea, February 24, 2000

In execution of the resolution to issue shares reserved to managers of the Company and its subsidiaries and adopted by the Board of Directors today, in compliance with the decisions of the Remuneration Committee held also today, conditional on the validation of the afore-mentioned Board resolution, I am pleased to inform you as follows:

1)	You have been allocated, free of charge, n. . . . options, valid for subscription for one Olivetti ordinary share within the Stock Option Plan, upon payment of the price of the share at the terms and conditions herein defined.

2)	The Stock Option Plan has a three year term, commencing on January 1, 2002 and terminating on December 31, 2004.

The number of shares you may subscribe for within the three year period is one third of the total options allocated to you.

The exercise period for each of the options is as follows:

•	the first lot of options is for the period, November 1, 2002 to December 15, 2002;

•	the second lot of options is for the period, November 1, 2003 to December 15, 2003; and

•	the third lot of options is for the period, November 1, 2004 to December 15, 2004.

If the options are not exercised by you, either fully or in part, by December, 15, 2004, then the options will automatically expire with forfeiture of any right or claim.

The Shares (based on the exercise of the options) will be issued at a unit price of €3.705 per Olivetti ordinary share, which is equal to the arithmetical mean of the official prices of the Olivetti shares recorded on the Telematico Stock Market by Borsa Italiana during the 30 day period prior to the date of this letter.

The Stock Option Plan allows the recipients to exercise the options they have been issued, either from November 1 to December 15 in exercise period in each year, or allows the recipient to accumulate them to the following exercise period up to and including the last.

3)	If the Company controlled by the Olivetti Group, of which the recipient is a manager, leaves the Olivetti Group, then the recipient will maintain the right to exercise the options in advance (either partially or fully, those options under the terms in point 2) above, upon giving notice within 30 days of receiving written notice from the Parent Company. The exercise of this right may only take place after January 1, 2002. This includes the transfer of business units to third parties.

4)	The allocated options may not be transferred or disposed of inter vivos neither at cost nor free of charge to any person. A failure to observe this prohibition will lead to an automatic annulment of the options and the forfeiture of any right and claim.

5)	The right to subscribe for shares and the exercise of the options will be automatically forfeited at the point in time when (prior to their respective exercise), the recipient ceases to be a manager of Olivetti S.p.A. or of one of its subsidiaries due to dismissal for valid reason or resignation, as well as and as from notification of withdrawal as a result of one of the aforementioned events.

6)	If the recipient is dismissed or terminated for the following reasons from the company:

•	Dismissal of the recipient for objective reasons; or

•	Termination of employment due to a lack of performance by the recipient; or

•	Termination of employment by incentive;

then the exercise of options will be limited to those options assigned to recipient that are exercisable in the same year of the dismissal or termination. The recipient may not exercise any future options under the Stock Option Plan that will become exercisable in the future years, without the approval of the Remuneration Committee.

If any of the above listed cases occurs before January 1, 2002, the recipient will not be entitled to exercise the assigned options without the approval of the Remuneration Committee.

7)	The transfer of the recipient to other companies, directly or indirectly controlled by Olivetti, will not imply a forfeiture of the options nor any changes to the terms and conditions of their exercise.

8)

The following rules will apply if Olivetti effects any share capital operations before the term for the exercise of the options expires. These rules are aimed at protecting the economic content of the options maintaining the same normal value of the exercise as established at the time of allotment of the options with respect to the changes following these operations:

a)	In the case of a capital increase by payment, through issue in option of new shares, also for options or convertible bonds and, anyhow, in all operations on share capital and/or reserves which lead to detachment of a negotiable right, the subscription price of the ordinary share, to which each allotted option gives to the right, will be modified according to the AIAF adjustment coefficient (or according to the adjustment coefficient officially utilized at that date).

b)	In the case of free capital increases, through allotment of new shares, the number of shares which may be subscribed for with options will be increased by the shares due in the free allotment and therefore the unit subscription price of the share will be reduced by the exact proportion.

c)	In the case of free increases in the nominal value of the shares or reduction of the same for losses, neither the number of shares which may be subscribed for nor the subscription price of the shares will be modified, unless they were modified in the meantime on the basis of this point 8.

d)	In the case of a reverse split or split of shares, the number of shares which may be subscribed for and the subscription price of the shares will consequently be modified.

e)	In the case of a capital in excess decrease, changes to the articles of association of the Company regarding the distribution of profits or merger of another Company, neither the number of shares which may be subscribed for nor the subscription price of the shares will be modified.

f)	In the case of a capital decrease by annulment of shares, except for those shares which are owned by Olivetti, the number of shares which may be subscribed for will decrease proportionally, the subscription price remaining however the same.

In the above listed cases any fraction of shares will not be rounded to the next unit but will automatically be annulled.

In no case the subscription price of the shares will be lower than their nominal value.

9)

In the case of merger of Olivetti with another company not controlled by the Olivetti Group or the demerger of Olivetti, the recipient has the right to bring forward the term of options not exercised no later than 30 days as of the filing of the merger project of the companies involved or, respectively, the demerger project.

In the case of a public tender offer for Olivetti ordinary shares, the recipient will have the right to immediately bring forward, either fully or in part, the exercise of the options with respect to the terms indicated in point 2) above.

This will have immediate effect even if such events take place before January 1, 2002.

10)	The Remuneration Committee reserves the right to modify the terms and conditions of the exercise of the options as a result of any extraordinary events taking place which may modify the economic contents of the options, even in the case of major changes to the structure of the Group which the recipients will be informed of.

11)	The options must be exercised by the recipients through delivery of a specific subscription letter for the shares, duly completed and signed, to a Banking Institute appointed for the execution of the Stock Option Plan by the Remuneration Committee, where the recipients will open a specific bank account in their name.

The shares will be made available for subscription, through Monte Titoli, the first day following the expiry of the exercise period established for each of the three years in the Plan.

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You are asked to sign for receipt and acceptance the attached copy of this letter and return it to the Company.

Yours sincerely,

Olivetti S.p.A. The Chairman Avv. Antonio Tesone

For acceptance:

For specific approval, in accordance with Article 1341 of the Italian Civil Code, with point 2), 4), 5), 6), 8), 9), 10) above.

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